May 9, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation Registration Statement on Form S-1 Filed February 22, 2013 File No. 333-186819

Dear Ms. Crotty:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 7, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013, as amended March 28, 2013 and April 29, 2013 (No. 333-186819).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Our Structure and Reorganization

Ownership and Management, page 42

1.	We note your disclosure as it relates to ownership and management and that you have provided financial statements for the period ended March 31, 2013 on a combined basis. Please tell us whether there are circumstances under which all of the combining entities (i.e., Realty Capital Securities, LLC, RCS Advisory Services, LLC, and American National Stock Transfer, LLC) would not be reorganized as of the date of the offering, and describe the nature of those circumstances. To the extent you conclude there are no circumstances under which all of the combining entities would not be reorganized as of the date of the offering, tell us in detail the basis of your belief.

May 9, 2013

The Company has advised that there are no circumstances in which all of the combining entities would not be reorganized as of the date of the offering. The Company undertakes to only consummate the offering if the reorganization transactions have taken place substantially as described in the prospectus.

Capitalization, page 47

2.	Please revise your capitalization information to address the following:

•	Revise your presentation to include the actual combined basis (i.e. Combined Operating Subsidiaries) for the period presented;

•	Revise your table to include a column to reflect the effect of the reorganization adjustments;

•	Revise to present cash and cash equivalents only and remove the subtotal titled “Total assets;”

•	Disaggregate your liabilities and remove the subtotal titled “Total liabilities;” and

•	Revise the subtotal titled “Total liabilities and stockholders’ equity” to read as “Total capitalization.”

The Company has revised its capitalization information to address the Staff’s above-requested points. Please see page 50 of the prospectus.

Dilution, page 48

3.	In your dilution discussion you state that pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization transactions and assuming that Parent exchanged all of its Class B common stock for our Class A common stock on a one-for-one basis, without consideration for tax benefits from the resulting increase in tax basis. However, this appears inconsistent with the discussion on page 13 of the terms of the Class B common stock. Only in the discussion of the terms of the Class A common stock does it state that Operating Subsidiary Units may be exchanged for Class A common stock. Please explain the discrepancy and ensure all discussions regarding the exchange of common stock and operating units through-out the document conform.

May 9, 2013

The Company has revised the disclosure throughout the prospectus to clarify that Operating Subsidiaries Units are the equity interests that Parent may exchange for shares of Class A common stock (with cancellation of the corresponding shares of the Company's Class B common stock held by Parent). Please see pages 51, 59, 63 and 111.

Unaudited Pro Forma Combined Consolidated Financial Statements, page 50

4.	We note your disclosure in the first sentence of the final paragraph “… audited financial statements when a business combination is to occur …” Please revise to state “… audited financial statements when a reorganization of entities under common control…”

The Company has revised the sentence as requested. Please see page 53 of the prospectus.

Unaudited Pro Forma Combined Consolidated Statements of Financial Condition, page 51

5.	We note your adjustments related to the reorganization; however, we do not see where you have provided adjustments to recognize deferred tax assets and liabilities resulting from your change in status (i.e. from a partnership to a C-corporation), and your tax receivable and management agreements. Please advise and revise as necessary.

The Company respectfully advises the Staff that this reorganization and offering will not result in the recognition of deferred tax assets and liabilities because there is no transfer of Operating Subsidiaries Units and related step-up in basis. The Company has revised its disclosure to provide adjustments to recognize estimated income tax liabilities and management fees payable had the transaction occurred at the beginning of the period. Please see page 54 of the prospectus.

6.	We note your disclosure on page F-27 (Note 7 - Subsequent Events) that Realty Capital made distributions of $19 million to Parent in April 2013. Considering the significance of this distribution, please revise to include a pro forma adjustment reflecting this transaction. Provide conforming revisions elsewhere in your registration statement
(e.g., notes to the pro forma financial statements and the interim combined financial statements on page F-20).

The Company has revised its disclosure as requested. Please see pages 54, 55, F-20 and F-27.

Unaudited Pro Forma Combined Consolidated Statements of Income, page 53

Three Months Ended March 31, 2013, page 53

7.	We note you have reported adjustment (c) (here and on page 55) as an offering adjustment. Please explain why this adjustment is not presented within the reorganization adjustments, or revise as necessary.

May 9, 2013

The Company has revised to include the adjustments within the reorganization adjustments, as requested. Please see pages 54 and 56.

Notes to the Unaudited Pro Forma Combined Consolidated Statements of Income for the Three Months Ended March 31, 2013, page 53

8.	We note your disclosure regarding adjustment (f) on page 54 (and adjustment (e) on page 56). Although we understand your disclosure is preliminary, and incomplete in certain instances, please expand your disclosure in your next amendment to provide the supporting computation.

The adjustment disclosures have been expanded to provide supporting computations. Please see pages 56 to 57 and 58 to 59

Notes to the Unaudited Pro Forma Combined Consolidated Statements of Income for the Year Ended December 31, 2012, page 55

9.	We note adjustment (c) on page 56 where you state that RCS will pay to Parent 85% of the amount of reduction in cash tax payments, if any, that RCS Capital Corporation realizes as a result of the increases in tax basis of its tangible and intangible assets created by Parent’s exchanges of Class B common stock. On pages 40 and 41 however, in your discussion of the Exchange Agreement and Tax Receivable Agreement, you state that in accordance with these agreements and the exchange of “Operating Subsidiaries Units” for Class A common stock tax saving will be generated. Please clarify whether Class B common stock or Operating Subsidiaries Units will be exchanged for Class A common stock and conform the related discussion throughout the registration statement.

As stated in the response to Comment 3 above, the Company has revised the disclosure throughout the prospectus to clarify that Operating Subsidiaries Units are the equity interests that Parent may exchange for shares of Class A common stock (with cancellation of the corresponding shares of the Company's Class B common stock held by Parent). Please see pages 51, 59, 63 and 111.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

RCS Capital Corporation, page 58

Liquidity and Capital Resources, page 60

10.	We note your response to our prior comment 4 regarding the exclusion of the impact to liquidity and capital resources for the management agreement because the related fee will be paid directly by the operating subsidiaries. However, on page 20 you state that such fees will reduce the amount of cash available for investment in your business or distribution to stockholders. Further, we note that you have included management fees as a pro forma adjustment to net income on pages 53 and 55. Explain to us, in light of the aforementioned references, why the management fee will not impact the Company’s liquidity. Please advise or revise as necessary.

May 9, 2013

The Company has revised the disclosure regarding the management fees and the management agreement. Please see page 61.

11.	We note your discussion of the impact of the tax receivable agreement on your liquidity. Please expand your disclosure to clarify, based on the terms of the agreement, when the Company would be obligated to pay to the Parent the 85% in cash tax payments realized and the potential impact to liquidity.

The disclosure has been expanded to clarify, based on the terms of the agreement, when the Company would be obligated to pay to the Parent the 85% in cash tax payments realized and the potential impact to liquidity. Please see page 63 .

Realty Capital Securities, LLC, American National Stock Transfer, LLC, and RCS Advisory Services, LLC, page 61

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 64

Operating Expenses, page 65

12.	We note from your disclosure on page F-26 (Note 5 – Affiliated Transactions) that you terminated your expense allocation arrangement with an affiliate. Please revise your discussion on page 66 to discuss the impact of the termination of this agreement on operating expenses for 2013 and as compared to 2012. In addition, discuss how this termination will impact your operations going forward.

The Company has revised the discussion on page 70 and provided the additional disclosure as requested.

Reality Capital Securities, LLC

Statements of Operations, page F-8

13.	Please revise to include supplemental pro forma income statement information – after reorganization and initial public offering, similar to your supplemental presentation on page F-21. In an effort to provided consistent disclosure with pro forma information provided elsewhere in your registration statement, revise to include your other necessary pro forma adjustments (e.g., adjustments a, b, c, and d) within this reconciliation. Limit your pro forma presentation in this financial statement to the latest fiscal year.

May 9, 2013

The Company has revised the disclosure as requested and limits its pro forma presentation on page F-8 to the latest fiscal year.

14.	In addition to our comment above, please revise to include pro forma income per share data on the face of this financial statement.

The pro forma income per share data on the face of page F-8 has been revised as requested.

Reality Capital Securities, LLC, American National Stock Transfer, LLC and RCS Advisory Services, LLC

Combined Statements of Operations, page F-21

15.	We note that you provided supplemental pro forma income statement information – after reorganization and initial public offering. In an effort to provided consistent disclosure with pro forma information provided elsewhere in your registration statement, please revise to include your other necessary pro forma adjustments (e.g., adjustments b, c, d, and e) within this reconciliation. Limit your pro forma presentation to the most recently completed interim period.

The pro forma presentation on page F-21 has been limited as requested and the disclosure has been revised.

16.	In addition to our comment above, please revise to include pro forma income per share data on the face of this financial statement.

The Company has included pro forma per share data on the face of the financial statement on page F-21.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,
/s/ Peter M. Fass
Peter M. Fass, Esq.